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                                                                     EXHIBIT 8.1


(212) 912-7633                      August  , 1997


Medford Co-operative Bank
60 High Street
Medford, MA 02155

Dear Sirs:

     You have requested our opinion regarding certain federal income tax consequences of the proposed conversion of Medford Co-operative Bank (the "Bank") from a state-chartered mutual institution to a state-chartered capital stock institution (the "Conversion"), the sale of all of the outstanding capital stock of the Bank to Mystic Financial Inc. (the "Holding Company"), a business corporation organized under the laws of the State of Delaware, and the sale by the Holding Company of up to 2,357,500 shares of its common stock, par value of $.01 per share (the "Common Stock") to the Bank's Eligible Account Holders, Tax Qualified Employee Stock Benefit Plan, Supplemental Eligible Account Holders and to certain other parties, pursuant to the Plan of Conversion for Medford Co-operative Bank adopted by the Board of Directors of the Bank on June 11, 1997 (the "Plan"). These and related transactions are described in the Plan, as submitted to the Commissioner, the SEC and the FDIC in connection with the Conversion. We are rendering this opinion pursuant to Section 3 of the Plan. All capitalized terms used but not defined in this letter shall have the meanings set forth in the Plan.

     In connection with the opinions expressed below, we have examined and relied upon originals, or copies certified or otherwise identified to our satisfaction, of the Plan and of such corporate records of the Bank and the Holding Company as we have deemed appropriate. We have also relied, without independent verification, upon the July 24, 1997 letter of the Bank and the Holding Company to Thacher Proffitt & Wood containing certain representations. We have assumed that the Bank, the Holding Company and other parties will act in accordance with the Plan, and that the representations made by the Bank and the Holding Company in the foregoing letter are true. In addition, we have made such investigations of law as we have deemed appropriate to form a basis for the opinions expressed below.
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Medford Co-operative Bank
August   , 1997
                                                                         Page 2.


     Based on and subject to the foregoing, it is our opinion that, for federal income tax purposes, under current law:

     1. The Bank's change in form from mutual to stock ownership will constitute a reorganization under section 368(a)(1)(F) of the Internal Revenue Code of 1986, and neither the Bank nor the Holding Company will recognize any gain or loss as a result of the Conversion.

     2. No gain or loss will be recognized by the Bank or the Holding Company upon the purchase of the Bank's capital stock by the Holding Company in the Conversion, or by the Holding Company upon the sale of shares of Common Stock pursuant to the Plan.

     3. No gain or loss will be recognized by Eligible Account Holders or Supplemental Eligible Account Holders upon the issuance to them of deposit accounts in, and interests in the liquidation account of, the Bank in its stock form in exchange for their deposit accounts in the Bank in its mutual form.

     4. The tax basis of the depositors' deposit accounts in the Bank in its stock form immediately after the Conversion will be the same as the basis of their deposit accounts in the Bank in its mutual form immediately prior to the Conversion.

     5. The tax basis of each Eligible Account Holder's and each Supplemental Eligible Account Holder's interest in the liquidation account of the Bank will be zero.

     6. No gain or loss will be recognized by Eligible Account Holders or by Supplemental Eligible Account Holders upon the distribution to them of nontransferable subscription rights to purchase shares of the Common Stock, provided that the amount to be paid for the Common Stock pursuant to such subscription rights is equal to the fair market value of such stock.

     7. The tax basis to the stockholders of the shares of Common Stock purchased in the Conversion pursuant to the subscription rights will be the amount paid therefor, and the holding period for such shares of Common Stock will begin on the date on which such subscription rights are exercised.

     In rendering opinion 6, above, and our opinion regarding the tax basis of shares of Common Stock in 7, above, we have relied, without independent verification, on the opinion of R.P. Financial, Inc. that the nontransferable subscription rights have no value.

     Except as set forth above, we express no opinion to any party as to the tax consequences, whether federal, state, local or foreign, of the Conversion or of any transaction related thereto or contemplated by the Plan. This opinion is given solely for the benefit of the parties to the Plan and Eligible Account Holders, Supplemental Eligible Account Holders and other investors who purchase shares pursuant to the Plan, and may not be relied upon by any other party or entity or referred to in any document without our express written consent. We consent to the filing of this opinion with the Commissioner and the FDIC as an exhibit to the Plan.
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Medford Co-operative Bank
August    , 1997
                                                                         Page 3.


                                        Very truly yours,

                                        THACHER PROFFITT & WOOD


                                        By:
                                            --------------------------------
                                            Albert J. Cardinali